

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jamie L. Buskill
Senior Vice President, Chief Financial and Administrative Officer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, TX 77046

> **Re: Boardwalk Pipeline Partners, LP**
> **Registration Statement on Form S-3**
> **Filed February 10, 2021**
> **File No. 333-252934**

Dear Mr. Buskill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ramey Layne